CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF

INCORPORATION

OF

ZEN HOLDING CORP.

The undersigned officer of Zen Holding Corp. ("Corporation") DOES HEREBY CERTIFY:

"1, The name of the Corporation is Zen Holding Corp.

2. The certificate of incorporation of the corporation is hereby amended by striking out Articles 4 and 6 thereby and by substituting in lieu of said Articles the following new Articles;

4. The total number of shares of a classes of capital stock which the Corporation shall have the authority to issue Is Three Hundred and Fifty Million (350,000,000 shares, of Three Hundred and Forty Million (340,000,000) shall be listed as the common share with, par value $.0001 per share, and Ten Million (10,000,000) shares of which shall be designated as their preferred stock, par value $.0001 per Share, of the Corporation.

5. The Board of Directors of the corporation shall be comprised of a minimum of one but no more then 5 Directors. Directors shall be elected each year at the annual meeting of stockholders.

3. The foregoing of the certificate of Incorporation will duly approved by the Corporation's Board of Directors in accordance With the provisions of section 242 of the General Corporation Law of the state of Delaware and thereby was duly adopted by the affirmation vote of the holders of the majority of the outstanding stock entitled to vote thereon at a meeting of the stockholders

IN WITNESS WHERE OF, I have executed this Certificate Qf Amendment this 9th day July, 2010.

/s/ John IP, Mllcetlch

Name: John P, MllcetIch

Title: CEO

State of Delaware
secretary of State
Division o- corporations
Delivered 01:28 PM 09/22/2010
FIIED 01:28 PM 09/22/2010
SRV 100930558 - 2419873 FILE